

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2026

Kang-Huai (Johnny) Wang
President and Chief Executive Officer
CapsoVision, Inc
18805 Cox Avenue, Suite 250
Saratoga, CA 95070

> **Re: CapsoVision, Inc**
> **Draft Registration Statement on Form S-1**
> **Submitted April 3, 2026**
> **CIK No. 0001378325**

Dear Kang-Huai (Johnny) Wang:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Portia Ku, Esq.